Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2022 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2022 were approved by the Board of Directors and signed on its behalf on November 10, 2022.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn
Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended		Nine months ended
		September 30,		September 30,
Unaudited	Note	2022	2021	2022	2021

Revenue		35,840	33,496	107,904	89,193
Less: Royalty		(1,796)	(1,679)	(5,408)	(4,471)
Production costs	6	(15,802)	(13,729)	(44,663)	(38,948)
Depreciation	12	(2,670)	(2,351)	(7,372)	(5,743)
Gross profit		15,572	15,737	50,461	40,031
Other income		14	12	17	42
Other expenses	7	(552)	(1,254)	(1,835)	(5,395)
Administrative expenses	8	(2,789)	(1,906)	(8,068)	(5,261)
Cash-settled share-based expense	9.1	(25)	(243)	(335)	(426)
Equity-settled share-based expense	9.2	(94)	–	(176)	–
Net foreign exchange gain	10	1,559	413	6,640	341
Derivative financial instrument gain/(expense)	11	537	–	(1,160)	(107)
Operating profit		14,222	12,759	45,544	29,225
Finance income		7	4	10	11
Finance cost		(16)	(17)	(310)	(365)
Profit before tax		14,213	12,746	45,244	28,871
Tax expense		(4,018)	(4,423)	(14,051)	(11,318)
Profit for the period		10,195	8,323	31,193	17,553

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(699)	(330)	(858)	(149)
Total comprehensive income for the period		9,496	7,993	30,335	17,404

Profit attributable to:
Owners of the Company		8,614	6,939	25,932	14,183
Non-controlling interests		1,581	1,384	5,261	3,370
Profit for the period		10,195	8,323	31,193	17,553

Total comprehensive income attributable to:
Owners of the Company		7,915	6,609	25,074	14,034
Non-controlling interests		1,581	1,384	5,261	3,370
Total comprehensive income for the period		9,496	7,993	30,335	17,404

Earnings per share
Basic earnings per share ($)		0.65	0.57	1.98	1.15
Diluted earnings per share ($)		0.65	0.57	1.98	1.15

The accompanying notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Note	2022	2021

Assets
Property, plant and equipment	12	178,692	149,102
Exploration and evaluation asset	13	9,128	8,648
Deferred tax asset		160	194
Total non-current assets		187,980	157,944

Inventories	14	19,675	20,812
Prepayments	15	3,885	6,930
Trade and other receivables	17	8,815	7,938
Income tax receivable		38	101
Cash and cash equivalents	16	8,256	17,152
Total current assets		40,669	52,933
Total assets		228,649	210,877

Equity and liabilities
Share capital	18	83,471	82,667
Reserves		137,097	137,779
Retained loss		(38,601)	(59,150)
Equity attributable to shareholders		181,967	161,296
Non-controlling interests		22,707	19,260
Total equity		204,674	180,556

Liabilities
Provisions	19	2,927	3,294
Deferred tax liabilities		2,900	8,034
Cash-settled share-based payment - long term portion	9.1	704	974
Lease liabilities - long term portion		194	331
Total non-current liabilities		6,725	12,633

Cash-settled share-based payment - short term portion	9.1	827	2,053
Lease liabilities - short term portion		127	134
Derivative financial liabilities	11.1	–	3,095
Income tax payable		1,867	1,562
Trade and other payables	20	12,340	9,957
Overdraft	16	2,089	887
Total current liabilities		17,250	17,688
Total liabilities		23,975	30,321
Total equity and liabilities		228,649	210,877

The accompanying notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared		-	-	-	-	(4,369)	(4,369)	(1,245)	(5,614)
Total comprehensive income:
Profit for the period		-	-	-	-	14,183	14,183	3,370	17,553
Other comprehensive income for the period		-	(149)	-	-	-	(149)	-	(149)
Balance at September 30, 2021		74,696	(8,943)	132,591	14,513	(61,673)	151,184	18,649	169,833

Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:		-	-	-	-	-		-
Dividends declared		-	-	-	-	(5,383)	(5,383)	(1,814)	(7,197)
Share-based payments:
- Shares issued on settlement of incentive plan awards	9.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense - incentive plan awards	9.2(a)	-	-	-	82	-	82	-	82
- Equity-settled share-based expense -options granted	9.2(b)	-	-	-	94	-	94	-	94
Total comprehensive income:
Profit for the period		-	-	-	-	25,932	25,932	5,261	31,193
Other comprehensive income for the period		-	(858)	-	-	-	(858)	-	(858)
Balance at September 30, 2022		83,471	(10,183)	132,591	14,689	(38,601)	181,967	22,707	204,674
	Note	18

The accompanying notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021

Cash generated from operations	21	11,717	9,338	41,901	26,875
Net finance costs paid		(27)	(50)	(116)	(297)
Tax paid		(2,767)	(2,176)	(5,993)	(4,774)
Net cash from operating activities		8,923	7,112	35,792	21,804

Cash flows used in investing activities
Acquisition of property, plant and equipment		(10,840)	(8,564)	(33,585)	(22,332)
Acquisition of exploration and evaluation assets		(311)	(449)	(947)	(1,423)
Proceeds from sale of assets held for sale		–	500	–	500
Net settlement of derivative financial asset		–	–	–	1,082
Proceeds from disposal of subsidiary		–	–	–	340
Net cash used in investing activities		(11,151)	(8,513)	(34,532)	(21,833)

Cash flows from financing activities
Dividends paid		(2,709)	(2,108)	(7,197)	(5,614)
Term loan repayments		–	(100)	–	(306)
Repayment of gold loan	11.1	–	–	(3,698)	–
Proceeds from call options	11.1	415	–	239	–
Payment of lease liabilities		(36)	(31)	(115)	(96)
Net cash used in financing activities		(2,330)	(2,239)	(10,771)	(6,016)

Net decrease in cash and cash equivalents		(4,558)	(3,640)	(9,511)	(6,045)
Effect of exchange rate fluctuations on cash and cash equivalents		(137)	(19)	(587)	(37)
Net cash and cash equivalents at the beginning of the period		10,862	16,669	16,265	19,092
Net cash and cash equivalents at the end of the period		6,167	13,010	6,167	13,010

The accompanying notes on pages 6 to 28 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2022 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed depositary receipts on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2021.

ii)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial liabilities measured at fair value.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 10 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

6

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Judgement

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated.

i)	Control of oxide project of Bilboes Holdings (Private) Limited

Caledonia is currently engaged in the acquisition of Bilboes Gold Limited (“Bilboes Gold”), which owns the Bilboes gold deposit (“Bilboes Mine”), through its Zimbabwe subsidiary, Bilboes Holdings (Private) Limited (“Bilboes Holdings”). Under the agreed terms in the Sale and Purchase Agreement, Caledonia will purchase the Bilboes Gold group for a total consideration of 5,123,044 new shares issued in Caledonia, representing 28.5% of Caledonia’s fully issued equity post the transaction, (although this could be subject to customary adjustment up or down to a maximum of 5,497,293 shares) and a 1 percent net smelter royalty on the Bilboes Mine’s future revenues. As at September 30, 2022 and up to approval date of these condensed consolidated interim financial statements, the Sale and Purchase Agreement is not complete as the conditions precedent have not been fulfilled.

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Agreement and a Mining Agreement with Bilboes Holdings to mine the oxide and transitional ore in the period before completion of the Sale and Purchase Agreement. The Group, via its subsidiary CHZ, will receive 100% of the revenue of the oxide mining project and pay a 5% royalty to Bilboes Holdings on the revenue generated. The Tribute Agreement and Mining Agreement are specific to the oxide and transitional ore mining operations of Bilboes Holdings. At the date of entering into the agreements Bilboes Holdings’ operations were held on care and maintenance.

In assessing whether or not the Group has control over the oxide project, management determined that the Group has the practical ability to direct the relevant activities of the oxide project based on contractual arrangements rather than voting rights. CHZ has the right to provide instructions over the scope of work for the oxide project in terms of the operational plan and also has the right to terminate the agreements. The Group, therefore, has the ability to affect the variable return of the oxide project and can generate cash flows at a 25% internal rate of return and controls the oxide project of Bilboes Holdings.

It was determined that the oxide project was deemed a separate entity because:

•	the right to mine the mining claims in the Tribute Agreement and Mining Agreement only relates to the oxide project;
•	in accordance with the Tribute Agreement and Mining Agreement, CHZ has a right to receive the revenue and has the responsibility to sell the gold from the oxide project; and
•	in terms of the Tribute Agreement and Mining Agreement, mining is restricted to oxide gold-bearing rock. Therefore, all assets, liabilities and expenditures will relate exclusively to the oxide project.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Judgement (continued)

i)	Control of oxide project of Bilboes Holdings (Private) Limited (continued)

Caledonia has consolidated the assets and liabilities relating to the oxide project from the date that control was obtained to mine the oxide project. The effective date was determined as August 1, 2022 when approval to commence mining activities in terms of the Tribute Agreement and Mining Agreement was obtained from the Ministry of Mines.

Interim payments made to Bilboes Holdings on non-oxide related liabilities and expenses, before the commencement of the oxide project restarted, are accounted for as a financial asset (refer note 17) and can be recovered against the purchase price when all the conditions precedent to the Sale and Purchase Agreement have been met.

4	Significant accounting policies

The same accounting policies and methods of computation, except for the business combination included below, have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2021. In addition, the accounting policies have been applied consistently by the Group.

(a)	Asset and liability acquisitions

When a transaction or other event does not meet the definition of a business combination due to the asset or group of assets not meeting the definition of a business, it is termed an 'asset acquisition'. In such circumstances, the acquirer allocates the cost of the group of assets and liabilities to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.

A group of assets aquired that does not constitute a business (“the group”) is required to:

•	identify and recognise the individual identifiable assets acquired and liabilities assumed; and

•	allocate the cost of the group to the individual identifiable assets and liabilities based on their relative fair values at the date of the acquisition.

Such a transaction or event does not give rise to goodwill or a gain on a bargain purchase.

When an item of property, plant and equipment qualifies for recognition as an asset, it should initially be measured at its cost.

Cost is the amount of cash or cash equivalents paid or the fair value of the other consideration given to acquire an asset at the time of its acquisition or construction or, when applicable, the amount attributed to that asset when initially recognised in accordance with the specific requirements of other IFRS standards.

If no purchase price has been paid on the effective date of the acquisition of the asset, the expected cost of the recognised assets and liabilities is recognised as a payable (i.e. deferred consideration) until the acquirer pays for the asset acquired or major asset repairs. Once these asset costs are paid, they are then recognised against the payable.

On the effective date of control, August 1, 2022, of the oxide project, the purchase price was considered to be the directly attributable costs of bringing the oxide plant to the location and condition necessary for it to be capable of operating in the manner intended by the Tribute Agreement and Mining Agreement.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)       20% of the 16% shareholding of NIEEF;

(b)       20% of the 15% shareholding of Fremiro; and

(c)       100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At September 30, 2022 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest	NCI subject	Balance of facilitation loan #
USD	Shareholding	& NCI recognised	to facilitation loan	September 30, 2022	December 31, 2021
NIEEF	16%	3.2%	12.8%	9,414	10,359
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	- *	- *	5,611	6,353
	36%	13.2%	12.8%	15,025	16,712

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2022	2021

Balance at January 1	16,712	19,175
Interest incurred	579	1,000
Dividends used to repay loan	(2,266)	(2,832)
Balance at September 30	15,025	17,343

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

6	Production costs

	2022	2021

Salaries and wages	17,063	13,931
Consumable materials – Operations	17,208	12,779
Consumable materials – COVID-19	245	219
Electricity costs	7,198	7,561
Safety	748	556
Cash-settled share-based expense (note 9.1(a))	441	415
Gold work in progress*	(621)	1,166
On-mine administration	2,254	2,152
Pre-feasibility exploration costs	127	169
	44,663	38,948

*

Gold WIP as of September 30, 2022 relates to a surface stockpile of approximately 16,500 tonnes of crushed ore containing approximately 1,750 ounces of recoverable gold. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method.

7	Other expenses

	2022	2021

Intermediated Money Transaction Tax	961	552
COVID-19 donations	–	74
Community and social responsibility cost	348	721
Other	–	39
Impairment of property, plant and equipment - plant and equipment (note 12)	59	172
Impairment of exploration and evaluation assets – Connemara North and Glen Hume (note 13)	467	3,837
	1,835	5,395

8	Administrative expenses

	2022	2021

Investor relations	489	302
Audit fee	206	169
Advisory services fees	1,045	319
Listing fees	377	334
Directors fees – Company	411	392
Directors fees – Blanket	41	37
Employee costs	3,495	3,169
Other office administration cost	295	138
ITC costs	427	138
Management liability insurance	759	230
Travel costs	523	33
	8,068	5,261

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments

9.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the nine months ended September 30:

	Note	2022	2021

Restricted Share Units and Performance Units	9.1	335	447
Caledonia Mining South Africa employee incentive scheme		–	(21)
		335	426

Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (“PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs (other than equity-settled share-base performance units (“EPUs”) (see below)) have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. Refer to note 9.2(a) for the performance conditions and performance period for EPUs.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs (other than EPUs) allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period.

At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2021: 93%-100%) average performance multiplier was used in calculating the estimated liability for PUs.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at September 30, 2022 amounted to $1,531 (December 31, 2021: $3,027). Included in the liability as at September 30, 2022 is an amount of $441 (2021: $415) that was expensed and classified as production costs; refer to note 6. During the period PUs to the value of $2,272 vested and $1,028 were settled in cash and $1,244 in share capital (2021: $420 settled in cash).

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)

Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	September 30, 2022		December 31, 2021
	RSUs	PUs	RSUs	PUs
Risk free rate	3.83%	3.83%	1.52%	1.52%
Fair value (USD)	10.05	9.79	12.06	11.63
Share price (USD)	9.82	9.79	11.71	11.71
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	0.84	0.71	1.20	1.06

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	78,875
Grant -April 1, 2021	–	770	–	770
Grant - May 14, 2021	–	2,389	–	2,389
Grant - June 1, 2021	–	1,692	–	1,692
Grant - June 14, 2021	–	507	–	507
Grant - August 13, 2021	–	2,283	–	2,283
Grant - September 1, 2021	–	553	–	553
Grant - September 6, 2021	–	531	–	531
Grant - September 20, 2021	–	526	–	526
Grant - October 1, 2021	–	2,530	–	2,530
Grant - October 11, 2021	–	500	–	500
Grant - November 12, 2021	–	1,998	–	1,998
Grant - December 1, 2021	–	936	–	936
Grant - January 11, 2022	–	96,359	–	–
Grant - January 12, 2022	–	825	–	–
Grant - February 1, 2022	–	1,077	–	–
Grant - May 13, 2022	–	2,040	–	–
Grant - June 1, 2022	–	1,297	–	–
Grant - July 1, 2022	–	2,375	–	–
RSU dividends reinvested	1,702	–	1,066	–
Settlements/terminations	–	(246,792)	–	(30,600)
Total awards	19,287	231,160	18,651	343,379

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments

The Group has expensed the following equity-settled share-based expense arrangements for the nine months ended September 30:

	Note	2022	2021

Equity-settled share-based performance units (“EPUs”)	9.2 (a)	82	–
Share options	9.2 (b)	94	–
		176	–

(a)	EPUs

EPUs have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of up to three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested and the shares issued after the vesting period are subject to a minimum holding period of the first anniversary of the EPUs’ vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% average performance multiplier was used in calculating the expense. The equity-settled share-based payment expense as at September 30, 2022 amounted to $82 (2021: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

Grant date	January 24, 2022
Shares granted and outstanding as at valuation date	130,380
Share price (USD)	11.50
Fair value (USD)	10.15
Performance multiplier percentage	100%

(b)	Share options

In accordance with the OEICP, options are granted at an exercise price equal to the greater of volume weighted average trading price for the five days prior to grant or the closing price on the day immediately prior to the date of grant. The options vest according to dates set at the discretion of the Board of Directors at the date of grant. All outstanding option awards that have been granted, pursuant to the OEICP, vest immediately.

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Equity-settled share-based payments

(b)	Share options (continued)

Terms and conditions of share options

The maximum term of options granted under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At September 30, 2022, the Company has the following options outstanding granted to the employees of 3PPB Plc, P Chidley and P Durham in equal amounts to each:

Number of Options	Exercise Price	Expiry Date
10,000	USD7.35	Aug 25, 2024
10,000	USD 9.49	Sep 30, 2029
20,000

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options on September 30, 2022:

Options Granted	10,000
Grant date	September 30, 2022
Risk-free interest rate	3.83%
Expected stock price volatility (based on historical volatility)	100%
Expected option life in years	7
Exercise price	USD 9.49
Share price at grant date	USD 9.82

The exercise price for the options granted on August 25, 2017 was determined using the relevant Toronto Stock Exchange share price and prevailing USD/CAD exchange rate and the exercise price for the options granted on September 30, 2022 was determined using the relevant NYSE American LLC share price. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $Nil (2020: $Nil).

10	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 621.89 RTGS$ to 1 US Dollar as at September 30, 2022 (December 31, 2021: 108.67 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (“RTGS$”) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”.

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

10	Net foreign exchange gain (continued)

Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax liabilities contributed the largest portion of the foreign exchange gain set out below.

In June 2021, the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The listing on the VFEX should mean that at an illustrative production rate of 80,000 ounces per annum Blanket would receive approximately 71.5% of its total revenues in US Dollars and the balance in RTGS$.

The table below illustrates the effect that the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2022	2021

Unrealised foreign exchange gain	12,728	602
Realised foreign exchange loss	(6,088)	(261)
Net foreign exchange gain	6,640	341

11	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The Company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2022	2021

Cap and collar options and Call options	11.1(a)	(240)	–
Gold loan	11.1(a)	832	–
Call options (December 13, 2021)	11.1(b)	(228)	–
Call options transaction costs (March 9, 2022)	11.1(a)	796	–
Gold exchange-traded fund ("Gold ETF")		–	107
		1,160	107

17

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

11	Derivative financial instruments (continued)

11.1	Derivative financial liabilities

The table below summarises the derivative financial liabilities balances as at:

		2022	December 31, 2021

Cap and collar options and call options	11.1(a)	–	–
Gold loan	11.1(b)	–	2,866
Call options (December 13, 2021)	11.1(b)	–	229
		–	3,095

(a)	Cap and collar options and call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract had a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

In April, 2022 Auramet and the Company each purchased matching quantities of call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At quarter end both these options had expired.

(b)	Gold loan and call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

•	received $3 million less transaction costs from Auramet at inception of the gold loan agreement;
•	was required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the gold loan or pay the equivalent in cash; and
•	granted call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

18

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

11	Derivative financial instruments (continued)

11.1	Derivative financial liabilities (continued)

(b)	Gold loan and call options (continued)

Accounting for the gold loan and the call options transactions:

•	At inception the fair value of the gold loan was calculated at the amount received less the fair value of the call options.
•	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
•	At inception and at March 31, 2022 the call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
•	Differences in the fair values were accounted for as fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
•	The call options were classified as level 1 in the fair value hierarchy and the gold loan as level 2.
•	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the gold loan and call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of call options	208
Fair value of gold loan	2,752

The gold loan was settled in full on June 30, 2022. The remaining call options, outstanding as at September 30, 2022, expire on October 31, 2022 and November 30, 2022 and the value thereof is not significant.

19

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

12	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Bilboes oxide asset&	Total

Balance at January 1, 2021	11,757	108,839	40,644	1,235	2,995	392	–	165,862
Additions*	318	25,529	3,531	134	176	1,581	–	31,269
Impairments@	–	(65)	(1,565)	–	–	–	–	(1,630)
Derecognised plant and equipment	(192)	–	–	–	–	–	–	(192)
Reallocations between asset classes #	3,120	(24,913)	21,785	8	–	–	–	–
Foreign exchange movement	(25)	–	(76)	(35)	(2)	(33)	–	(171)
Balance at December 31, 2021	14,978	109,390	64,319	1,342	3,169	1,940	–	195,138
Additions*	–	21,402	3,027	166	85	11,702	–	36,382
Impairments	–	–	(142)	–	–	–	–	(142)
Reallocations between asset classes	429	(2,123)	1,694	–	–	–	–	–
Aquisition of Bilboes oxide project	–	–	–	–	–	–	872	872
Foreign exchange movement	(34)	–	(122)	(43)	(4)	–	–	(203)
Balance at September 30, 2022	15,373	128,669	68,776	1,465	3,250	13,642	872	232,047
*	Included in additions is an amount of $9,165 (2021: $19,413) relating to capital work in progress (“CWIP”) and contains $Nil (December 31, 2021: $17) of borrowing costs capitalised from the term loan. As at period end $46,490 of CWIP was included in the cost closing balance (2021: $42,145).
@	Included in impairments are gensets at a cost of $1,001 and guide ropes at $310 that were no longer in working condition.
#	Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft that was reallocated from CWIP (mine development, infrastructure and other) to plant and equipment at the time of the commissioning of the Central Shaft.
&	On July 21, 2022 CHZ entered into a Tribute Agreement and related Mining Agreement with Bilboes Holdings to mine oxide and transitional ore. CHZ obtained control over the Bilboes oxide project on August 1, 2022 when approval for these agreements was received from the Ministry of Mines and Mine Development.

20

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

12	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Bilboes oxide asset	Total

Balance at January 1, 2021	6,446	6,973	22,685	849	2,430	–	–	39,383
Depreciation for the year	1,217	2,537	3,953	136	203	–	–	8,046
Accumulated depreciation for derecognised plant and equipment	(230)	–	–	–	–	–	–	(230)
Accumulated depreciation for impairments	–	–	(1,133)	–	–	–	–	(1,133)
Foreign exchange movement	(1)	–	–	(27)	(2)	–	–	(30)
Balance at December 31, 2021	7,432	9,510	25,505	958	2,631	–	–	46,036
Depreciation for the period	867	2,945	3,228	116	161	–	–	7,317
Accumulated depreciation for impairments	–	–	55	–	–	–	–	55
Foreign exchange movement	(9)	–	–	(41)	(3)	–	–	(53)
Balance at September 30, 2022	8,290	12,455	28,788	1,033	2,789	–	–	53,355

Carrying amounts
At December 31, 2021	7,546	99,880	38,814	384	538	1,940	–	149,102
At September 30, 2022	7,083	116,214	39,988	432	461	13,642	872	178,692

21

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

13	Exploration and evaluation assets

	Glen Hume	Connemara North	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2021	2,661	300	–	3,523	284	–	–	6,768
Acquisition costs:
- Mining claims acquired	–	–	4,000	–	–	–	–	4,000
Decommissioning asset acquired	–	–	135	–	–	–	–	135
Exploration costs:
- Consumables and drilling	1,074	71	14	16	–	12	31	1,218
- Contractor	42	51	–	–	–	–	24	117
- Labour	60	41	47	46	–	4	10	208
- Power	–	–	–	33	6	–	–	39
Impairment *	(3,837)	–	–	–	–	–	–	(3,837)
Balance at December 31, 2021	–	463	4,196	3,618	290	16	65	8,648
Exploration costs:
- Consumables and drilling	–	–	673	9	–	–	–	682
- Contractor	–	4	–	–	–	–	–	4
- Labour	–	–	237	11	–	3	–	251
- Power	–	–	–	7	3	–	–	10
Impairment *	–	(467)	–	–	–	–	–	(467)
Balance at September 30, 2022	–	–	5,106	3,645	293	19	65	9,128
*	Caledonia had completed sufficient work to establish that the potential orebodies at the Glen Hume and Connemara North properties would not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia did not exercise the options to acquire these properties.

22

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

14	Inventories

	2022	December 31, 2021

Consumable stores	19,758	21,516
Gold in progress and ore stock-pile	864	243
Provision for obsolete stock	(947)	(947)
	19,675	20,812

15	Prepayments

	2022	December 31, 2021

Suppliers - South Africa	819	1,552
- Zimbabwe	2,991	1,766
Solar prepayments	31	2,951
Other prepayments	44	661
	3,885	6,930

16	Cash and cash equivalents

	2022	December 31, 2021

Bank balances	8,256	17,152
Cash and cash equivalents	8,256	17,152
Bank overdrafts used for cash management purposes	(2,089)	(887)
Net cash and cash equivalents	6,167	16,265

Included in the cash and cash equivalents is a restricted cash amount of USD1 million (denominated in RTGS$) held by Blanket Mine which has been earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of Caledonia Mining South Africa (Proprietary) Limited (“CMSA”). The letter of credit was issued by Stanbic Bank Zimbabwe on September 15, 2022 and has a 90-day tenure to settlement. The cash on maturity will be transferred to CMSA’s bank account, denominated in South African Rands.

		Interest rate
Overdraft facilities
Stanbic Bank - RTGS$ denomination	300,000,000	210%
Stanbic Bank - USD denomination	1,000,000	10%
CABS Bank of Zimbabwe - USD denomination	2,000,000	*9.27%
*	Interest charges on this facility is as a rate of the 3 month Secured Overnight Funding Rates (“SOFR”) plus a margin of 7.75% per annum. The SOFR as at September 30, 2022 was 3.55%.

23

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

17	Trade and other receivables

	2022	December 31, 2021

Bullion sales receivable	6,153	4,528
VAT receivables	829	3,162
Solar - VAT and duty receivables	601	–
Bilboes receivable	761	–
Deposits for stores, equipment and other receivables	471	248
	8,815	7,938

The net carrying value of trade receivables was considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements. The bullion sales receivable was received after quarter-end.

18	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary share

	Number of fully paid shares	Amount

January 1, 2021	12,118,823	74,696
- options exercised	18,000	165
- equity raise*	619,783	7,806
December 31, 2021	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 9.2(a))	76,520	804
September 30, 2022	12,833,126	83,471

*	Gross proceeds of $7,834 with a transaction cost of $28 were raised by issuing depository receipts on the VFEX in December 2021.

19	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. The costs of site restoration at Blanket Mine are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties on initial recognition and depreciated systematically over the estimated life of the mine.

24

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

19	Provisions (continued)

Reconciliation of site restoration provision	2022	December 31, 2021

Balance January 1	3,294	3,567
Unwinding of discount	159	–
Change in estimate - adjustment capitalised in property, plant and equipment	(526)	(408)
Acquisition - Maligreen	–	135
Balance September 30	2,927	3,294

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 4.08% (2021: 1.94%), based on a risk-free rate and cash flows estimated at an average 2.29% inflation (2021: 2.26%). The gross rehabilitation costs, before discounting, amounted to $3,087 (2021: $3,087) for Blanket Mine as at September 30, 2022.

20	Trade and other payables

	2022	December 31, 2021

Trade payables and accruals	2,797	2,503
Electricity accrual	702	888
Audit fee	198	260
Shareholders for dividend (Non-controlling interest)	631	–
Voltalia accrual	2,114	–
Bilboes oxide project payable*	872	–
Other payables	730	749
Financial liabilities	8,044	4,400

Production and management bonus accrual - Blanket Mine	270	899
Other employee benefits	625	657
Leave pay	2,404	2,410
Bonus provision	84	645
Accruals	913	946
Non-financial liabilities	4,296	5,557
Total	12,340	9,957
*	On August 1, 2022, the purchase price to acquire the Bilboes oxide project represented the cost of repair and maintenance of the plant and equipment related to the oxide project. The amount is expected to be paid in quarter four of 2022.

25

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

21	Cash flow information

Non-cash items and information presented separately on the statements of cash flows:

	Three months ended		Nine months ended
	2022	2021	2022	2021

Operating profit	14,222	12,759	45,544	29,225
Adjustments for:
Impairment of property, plant and equipment	184	66	197	172
Impairment of exploration and evaluation assets (note 13)	–	327	467	3,837
Unrealised foreign exchange gains (note 10)	(2,944)	(180)	(12,728)	(602)
Cash-settled share-based expense (note 9.1)	25	243	335	426
Cash-settled share-based expense included in production costs (note 6)	17	162	441	415
Cash portion of cash-settled share-based expense	–	–	(1,468)	(420)
Equity-settled share-based expense	94	–	176	–
Depreciation	2,670	2,351	7,372	5,743
Fair value loss on derivative assets (note 11)	–	–	–	107
Fair value loss on derivative liabilities (note 11)	(537)	–	364	–
Rehabilitation provision - change in estimate	–	(253)	–	–
Cash generated from operations before working capital changes	13,731	15,475	40,700	38,903
Inventories	769	(2,543)	1,071	(1,352)
Prepayments	(1,258)	(2,082)	1,453	(5,093)
Trade and other receivables	(1,555)	(2,937)	(1,534)	(7,468)
Trade and other payables	30	1,425	211	1,885
Cash generated from operations	11,717	9,338	41,901	26,875

22	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

26

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

22	Operating Segments (continued)

Information about reportable segments

For the nine months ended September 30, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	107,904	–	–	–	107,904
Inter-segmental revenue	–	13,606	(13,606)	–	–
Royalty	(5,408)	–	–	–	(5,408)
Production costs	(44,165)	(12,871)	12,373	–	(44,663)
Depreciation	(7,859)	(113)	632	(32)	(7,372)
Other income	15	2	–	–	17
Other expenses	(1,368)	–	–	(467)	(1,835)
Administrative expenses	(116)	(2,056)	(86)	(5,810)	(8,068)
Management fee	(2,623)	2,623	–	–	–
Cash-settled share-based expense	–	–	441	(776)	(335)
Equity-settled share-based expense	–	–	–	(176)	(176)
Net foreign exchange gain (loss)	6,448	(523)	24	691	6,640
Fair value loss on derivative liabilities	–	–	–	(1,160)	(1,160)
Net finance cost	(689)	(10)	–	399	(300)
Dividends (paid) received	(10,992)	–	–	10,992	–
Profit before tax	41,147	658	(222)	3,661	45,244
Tax expense	(13,362)	(169)	30	(550)	(14,051)
Profit after tax	27,785	489	(192)	3,111	31,193

As at September 30, 2022	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	32,959	2,936	(63)	4,837	40,669
Non-Current (excluding intercompany)	180,017	1,640	(5,139)	11,462	187,980
Expenditure on property, plant and equipment (note 12)	27,401	36	(891)	10,709	37,255
Expenditure on evaluation and exploration assets (note 13)	943	–	–	4	947
Intercompany balances	35,501	11,027	(102,839)	56,311	–

Geographic segment liabilities:
Current (excluding intercompany)	(12,117)	(1,768)	–	(3,365)	(17,250)
Non-current (excluding intercompany)	(5,944)	(111)	117	(787)	(6,725)
Intercompany balances	(12,385)	(34,901)	102,839	(55,553)	–

27

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

22	Operating Segments (continued)

For the nine months ended September 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	89,193	–	–	–	89,193
Inter-segmental revenue	–	15,900	(15,900)	–	–
Royalty	(4,471)	–	–	–	(4,471)
Production costs	(38,869)	(14,721)	14,642	–	(38,948)
Depreciation	(5,945)	(98)	333	(33)	(5,743)
Other income	43	(1)	–	–	42
Other expenses	(2,262)	–	–	(3,133)	(5,395)
Administrative expenses	(98)	(1,511)	–	(3,652)	(5,261)
Management fee	(1,980)	1,980	–	–	–
Cash-settled share-based expense	(272)	(128)	415	(441)	(426)
Net foreign exchange gain (loss)	303	(94)	(30)	162	341
Fair value loss on derivative assets	–	(107)	–	–	(107)
Net finance cost	(1,471)	–	–	1,117	(354)
Dividends received	–	–	–	–	–
Profit before tax	34,171	1,220	(540)	(5,980)	28,871
Tax expense	(11,004)	(449)	135	–	(11,318)
Profit after tax	23,167	771	(405)	(5,980)	17,553

As at September 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	32,706	3,989	(102)	13,719	50,312
Non-Current (excluding intercompany)	150,421	1,178	(4,838)	660	147,421
Expenditure on property, plant and equipment (note 12)	22,826	574	(971)	–	22,429
Expenditure on evaluation and exploration assets (note 13)	143	–	–	1,280	1,423
Intercompany balances	24,102	7,355	(78,903)	47,446	–

Geographic segment liabilities:
Current (excluding intercompany)	(9,827)	(1,861)	–	(2,895)	(14,583)
Non-current (excluding intercompany)	(12,493)	(116)	367	(1,075)	(13,317)
Intercompany balances	–	(32,940)	78,903	(45,963)	–

Major customer

Revenues from Fidelity Printers and Refiners Limited amounted to $107,904 (2021: $89,193) for the nine months ended September 30, 2022.

28

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at November 10, 2022

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8) Chairman of the Board	M. Learmonth (5) (6) (7) (8) Chief Executive Officer
Non-executive Director	Jersey, Channel Islands
Washington DC, United States of America

S. R. Curtis (5) (6) (7) (8)	D. Roets (5) (6) (7) (8)
Non-executive Director Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	C.O. Goodburn (6) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Johannesburg, South Africa

J. Holtzhausen (1) (2) (4) (5) (6)	A. Chester (7) (8)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (5) (6) (7) (8)	BOARD COMMITTEES
Chief Executive Officer Jersey, Channel Islands	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
N. Clarke (4) (5) (6)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
East Molesey, United Kingdom	(6) Strategic Planning Committee
(7) Disclosure Committee
G. Wildschutt (1) (3) (4) (6) (8)	(8) ESG Committee
Non-executive Director
Johannesburg, South Africa

D. Roets (5) (6) (7) (8)
Chief Operating Officer
Johannesburg, South Africa

G. Wylie (4) (5) (6)
Non-executive Director
Malta, Europe

29

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2022 and 2021

(in thousands of United States Dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at November 10, 2022

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (November 10, 2022)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 12,833,126	Canada
Options: 20,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
BlytheRay Communications	Computershare
4-5 Castle Court	150 Royall Street,
London EC3V 9DL	Canton,
Tel: +44 20 7138 3204	Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

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